Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2019 and March 31, 2020. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2020. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in charter hire rates, vessel utilization and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•        potential disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;

•       fluctuations in prices for crude oil, petroleum products and natural gas;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•        fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       the impact of environmental liabilities on us and the shipping industry, including climate change;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and available at http://www.sec.gov.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

However, given the current uncertainty in relation to COVID-19 and in an effort to facilitate robust disclosure, we have identified the following risks and uncertainties or updated the risk factors described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020:

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

The recent COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices have fallen by approximately 59% since the end of 2019. Natural gas prices in the primary European and Asian markets for LNG have also fallen although to a lesser extent. Together with reduced economic activity as a result of the COVID-19 virus, the decline in oil and gas prices could disincentivize trading of LNG and reduce the demand for LNG carriers. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, have led to lower interest rates, a strengthening of the U.S. dollar and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives. Our share price has declined significantly, due in part to the impact of the COVID-19 virus. Record low interest rates and exchange rates, especially the U.S. dollar/Norwegian Kroner exchange rate, have required us to post $81.2 million of cash collateral against our current marked-to-market derivative liabilities. Continuing liquidity constraints in the bank credit markets could create uncertainty about our ability to refinance our 2021 debt maturities. The ongoing spread of the COVID-19 virus may continue to affect negatively our business and operations, including our newbuildings under construction in South Korea, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. The reduction in LNG demand and the closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their time charters. Failure to control the continued spread of the virus could significantly impact economic activity and demand for LNG and LNG shipping which could further negatively affect our business, financial condition and results of operations.

Although we have taken extensive measures to limit the impact of COVID-19 on business continuity, including the establishment of a dedicated COVID-19 team to implement and amend the Group’s business continuity plan as necessary, implementation of a strict “work from home” policy for all shore based employees, the development of and strict adherence to guidelines for restricted access to all vessels and the suspension of shore leave and crew changes from mid-March 2020, these may not be sufficient to protect our business against the impact of COVID-19.

In the remaining months of 2020, six of our vessels are scheduled to be dry-docked and, in 2021, five of our vessels are scheduled to be dry-docked. The dry-dockings for seven of these vessels (six in 2020 and one in 2021) will be longer and more costly than normal as a result of the need to install ballast water treatment systems (“BWTS”) on each vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition.

Dry-dockings of our vessels require significant expenditures and results in loss of revenue as vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2020 and 2021, some of the dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on each vessel in order to comply with regulatory requirements. Furthermore, the COVID-19 virus, including the recent “stop work” order in Singapore, may impact the availability of dry-dock yard slots and our ability to source the required personnel and equipment. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and cash flows could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2020 (six vessels), 2021 (five vessels) and 2023 (eight vessels).

Our ability to raise capital to repay or refinance our debt obligations or to fund maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The COVID-19 virus has had a significant impact on all financial markets, including the prices and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. The recent significant fall in the value of our common shares may make it difficult or impossible for us to access the equity or equity-linked capital markets. The recent fall in U.S. interest rates and the depreciation of the Norwegian Kroner against the U.S. dollar, has required us to post significant cash collateral against our current marked-to-market derivative liabilities. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our liquidity will be reduced and our financial leverage may increase. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus is having a significant negative impact on global financial markets. Continuing liquidity constraints in the bank credit markets could create uncertainty about our ability to refinance our 2021 debt maturities. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure, minimum liquidity and other business requirements, we may be forced to take actions such as:

•                  seeking waivers or consents from our creditors;

•                  restructuring our debt

•                  seeking additional debt or equity capital;

•                  selling assets;

•                  reducing, delaying or cancelling business activities, acquisitions, investments or capital expenditures; or

•                  seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common shares, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage.

Recent Developments

COVID-19 Update

Operational update

GasLog’s main focus is on securing the health and safety of our employees and ensuring safe and reliable operations for our customers and the global natural gas supply chain. To date, there have been no confirmed cases of COVID-19 infection amongst sea-going or shore-based personnel. During 2020 to date, extensive measures have been taken to limit the impact of COVID-19 on GasLog’s business. These include:

•                  A dedicated task force established to manage the impact of COVID-19 on all aspects of our business and operations and to review and amend our business continuity plan as required;

•                  A company-wide “work from home” policy instituted for all onshore employees; and

•                  Strict guidelines imposed, restricting access to all vessels and suspending shore leave and crew changes from mid-March 2020.

As a result of these measures and the dedication of our employees onshore and aboard our vessels, approximately 100% of our fleet continues to be available for commercial use. These measures have also allowed GasLog to opportunistically bring forward its scheduled dry-dockings of three vessels such that their dry-dockings were completed entirely during the slowdown of LNG trade in February and March 2020.

Commercial update

Given the continuing impact of COVID-19 on economic activity and energy demand, there is uncertainty regarding future LNG demand and, consequently, near-term LNG shipping requirements.

•                  To date, we have not experienced any disruption to the charter parties, including contracted revenues, for our term- or spot-chartered vessels, as a result of COVID-19;

•                  Our vessels operating in the spot and short-term market are currently chartered through at least June 2020; and

•                  The combined impact of COVID-19 and normal seasonality may lead to greater volatility in spot rates and to lower utilization of vessels trading in the spot and short-term markets.

Financial update

COVID-19 has had a significant impact on the global capital and bank credit markets, including access to and cost of liquidity.

•                  The recent fall in interest rates and the Norwegian Krone/U.S. Dollar exchange rate as a result of central bank measures to support economies affected by the COVID-19 pandemic and the significant fall in oil prices, respectively, have resulted in an increase in the mark-to-market derivative liabilities with respect to our derivative instruments and a significant increase in cash collateral posted with our swaps counterparties which amounted to $81.2 million as of March 31, 2020; and

•                  There have been no other material impacts to date of the COVID-19 pandemic on our financial position and we are continuing the process of refinancing of our bank loans maturing in April and July 2021. We are also in discussion with our swaps counterparties in order to identify and execute measures to reduce cash collateral posted under the existing interest rate and cross-currency swaps.

Alexandroupolis Project Update

On 23 December 2019, the board of directors of the Public Gas Corporation in Greece (“DEPA”) approved the acquisition of a 20% stake in Gastrade S.A. (“Gastrade”), which was completed in early 2020. Through this participation, DEPA assumes an active role in the implementation of the project together with the existing shareholders.

On March 26, 2020, Gastrade announced the successful conclusion of the binding phase of the market test for reservation of capacity at the floating LNG terminal being developed at Alexandroupolis in northern Greece. This reservation of up to 2.6 billion cubic meters (“cbm”) of capacity for periods out to 15 years represents a key milestone for the project.

Delivery of the GasLog Windsor

On April 1, 2020, GasLog took delivery of the GasLog Windsor, a 180,000 cbm LNG carrier with dual fuel medium speed propulsion (“X-DF”) constructed by Samsung Heavy Industries Co., Ltd. (“Samsung”). Despite the industrial disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its seven-year charter with a wholly owned subsidiary of Centrica plc. (“Centrica”).

Delivery of the GasLog Wales

On May 11, 2020, GasLog is scheduled to take delivery of the GasLog Wales, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung. Upon delivery, the vessel will immediately commence its 12-year charter with the principal LNG shipping entity of Japan’s Jera Co., Inc. (“JERA”).

Dividend Declaration

On March 12, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on April 1, 2020 to holders of record as of March 31, 2020. GasLog paid the declared dividend to the transfer agent on April 1, 2020.

On May 6, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share, or $4.0 million in the aggregate, payable on May 28, 2020 to shareholders of record as of May 18, 2020.

Office Relocation Update

In November 2019, GasLog announced plans to relocate more of its employees including several members of senior management to Piraeus, Greece, home of our operational platform, in order to enhance execution, efficiency and operational excellence and to reduce overheads. These plans are executed as scheduled and will be fully implemented in the second half of 2020, generating annualized general and administrative savings of $6.0 million with effect from 2021.For the quarter and the year ended December 31, 2019, the Group had recognized total restructuring costs of $4.7 million, the majority of which will be paid in 2020. In the three months ended March 31, 2020, additional restructuring costs of $0.4 million were recognized.

Chief Financial Officer (“CFO”) Transition

Alastair Maxwell, CFO of GasLog and GasLog Partners, has informed the Company that, as a result of the relocation of his role to Piraeus, Greece, he will be stepping down from his position on June 30, 2020. Achilleas Tasioulas, currently Deputy CFO, will assume the responsibilities of CFO of GasLog and GasLog Partners on July 1, 2020. Please see the separate press release of today’s date on this matter.

Share/Unit Repurchase Programme

On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50.0 million of the Company’s common shares, covering the period from January 1, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Company may repurchase common shares from time to time, at the Company’s discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Company is not obligated under the repurchase programme to repurchase any specific dollar amount or number of common shares, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. Any common shares repurchased by the Company under the programme will be held in treasury. In the three months ended March 31, 2020, 323,919 shares have been acquired at a total cost of $2.0 million and are included in treasury shares. The average cost of the repurchase was $6.17 per share inclusive of all fees and commissions.

On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the Partnership’s unit repurchase programme, taking the total authority outstanding under the programme to $25.0 million which may be utilized from February 10, 2020 to December 31, 2021. In the three months ended March 31, 2020, GasLog Partners repurchased and cancelled 191,490 of the Partnership’s common units at a weighted average price of $5.18 per common unit for a total amount of $1.0 million, including commissions.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of May 7, 2020, consists of 19 LNG carriers, including 13 ships in operation and six LNG carriers on order at Samsung. GasLog is also the general and controlling partner in GasLog Partners, a publicly traded master limited partnership, which owns 15 LNG carriers. In addition, GasLog has leased back under a bareboat charter one vessel sold to Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui & Co., Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 29 LNG carriers including our 13 wholly owned ships in operation, 14 of the 15 ships contributed or sold to the Partnership (the other one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the bareboat vessel and one LNG carrier owned by an entity in which we have a 25% interest. We are also supervising the construction of our newbuildings.

We have a 25% interest in the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Fleet Update

Owned Fleet

As of May 7, 2020, our wholly owned fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Chelsea	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
3	GasLog Salem	2015	155,000	Gunvor(3)	TFDE	March 2021	—
4	GasLog Savannah	2010	155,000	Spot Market	TFDE	—	—
5	GasLog Skagen	2013	155,000	Spot Market	TFDE	—	—
6	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	—
7	GasLog Warsaw	2019	180,000	Cheniere(4)	X-DF	May 2021	—
				Endesa(5)		May 2029	2035-2041
8	GasLog Hong Kong	2018	174,000	Total (6)	X-DF	December 2025	2028
9	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033
10	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034
11	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035
12	GasLog Singapore	2010	155,000	Spot Market	TFDE	—	—
				Sinolam LNG(7)		October 2030	—
13	GasLog Windsor	2020	180,000	Centrica	X-DF	April 2027	2029-2033

As of May 7, 2020, the Partnership’s fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Alison Victoria	2007	145,000	Spot Market	Steam	—	—
2	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
3	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
4	GasLog Sydney	2013	155,000	Cheniere(4)	TFDE	May 2020	—
5	Methane Jane Elizabeth	2006	145,000	Trafigura(8)	Steam	November 2020	2021–2024
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028
10	GasLog Shanghai	2013	155,000	Gunvor(3)	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Julia Louise (9)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)      Indicates the expiration of the initial term.

(2)      The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Jane Elizabeth has the right to extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Warsaw has the right to extend the charter by two additional periods of six years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Windsor has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration.

(3)      The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).

(4)      The vessel is chartered to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).

(5)   “Endesa” refers to Endesa S.A.

(6)  “Total” refers to Total Gas & Power Chartering Limited, a wholly owned subsidiary of Total S.A.

(7)  The vessel is currently trading in the spot market and has been chartered to Sinolam LNG for the provision of a Floating Storage Unit (“FSU”). The charter is expected to commence in November 2020, after the dry-docking and conversion of the vessel to an FSU.

(8)  In March 2018, GasLog Partners secured a one-year charter with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for the Methane Jane Elizabeth (as nominated by the Partnership), which commenced in November 2019.

(9)  On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog Partners has the option to purchase from us the GasLog Warsaw, the GasLog Singapore and the GasLog Windsor each within 30 days following receipt of notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacity greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five-Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, our six newbuildings (the GasLog Wales and Hull Nos. 2262, 2300, 2301, 2311 and 2312) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of her charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

The Methane Shirley Elisabeth, the Methane Lydon Volney, the Methane Jane Elizabeth and the Methane Heather Sally are due to come off charter in June 2020, October 2020, November 2020 and December 2020, respectively, each plus or minus 30 days. The charterer of the GasLog Sydney has not declared the option to extend the charter which will expire at the end of May 2020. GasLog Partners and GasLog continue to pursue opportunities for new term charters with third parties and, on an interim basis, will trade the vessels in the spot/short-term charter market, pursuing the most advantageous redeployment depending on evolving market conditions.

Results of Operations

Three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2020

	For the three months ended
	March 31, 2019	March 31, 2020
Amounts in thousands of U.S. Dollars
Revenues	166,547	165,897
Net pool allocation	(6,738)	—
Voyage expenses and commissions	(6,917)	(7,473)
Vessel operating and supervision costs	(32,970)	(35,052)
Depreciation	(39,599)	(41,497)
General and administrative expenses	(10,377)	(9,621)
Profit from operations	69,946	72,254
Financial costs	(45,507)	(41,441)
Financial income	1,459	468
Loss on derivatives	(20,244)	(71,124)
Share of profit of associates	245	406
Total other expenses, net	(64,047)	(111,691)
Profit/(loss) for the period	5,899	(39,437)
Non-controlling interests	(16,846)	(12,042)
Loss attributable to owners of the Group	(10,947)	(51,479)

During the three-month period ended March 31, 2019, we had an average of 26.2 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,350 revenue operating days, and an average of 26.2 ships operating under our technical management (including 25.2 of our owned and bareboat ships). During the three-month period ended March 31, 2020, we had an average of 28.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,250 revenue operating days, and an average of 28.0 ships operating under our technical management (including 27.0 of our owned and bareboat ships).

Revenues:

Revenues decreased by 0.4%, or $0.6 million, from $166.5 million during the three-month period ended March 31, 2019 to $165.9 million during the three-month period ended March 31, 2020. The decrease in revenues is mainly attributable to a decrease of $9.7 million due to the expiration of the initial time charters of the Gaslog Saratoga, the Methane Jane Elizabeth and the Methane Alison Victoria. Following the expiration of their initial charters, the GasLog Saratoga and the Methane Alison Victoria have been trading in the spot market, while the Methane Jane Elizabeth began a new one-year charter with Trafigura. There was also a decrease of $5.0 million due to increased off-hire days for four scheduled dry-dockings in the three months ended March 31, 2020 compared to only one scheduled dry-docking in the same period of 2019 and a decrease of $2.6 million in revenues from our vessels operating in the spot market in both periods. These decreases were partially offset by an increase of $14.5 million due to an increase in operating days attributable to the full operation of the GasLog Gladstone, delivered on March 15, 2019, and the GasLog Warsaw, delivered on July 31, 2019, and an increase of $2.2 million from the remaining vessels in our fleet. The average daily hire rate increased from $70,789 for the three-month period ended March 31, 2019 to $73,646 for the quarter ended March 31, 2020.

Net Pool Allocation:

Net pool allocation decreased by $6.7 million, from negative $6.7 million during the three-month period ended March 31, 2019 to $0 during the three-month period ended March 31, 2020. The variance was attributable to the exit of GasLog’ vessels from the Cool Pool since July 2019. GasLog recognized gross revenues and gross voyage expenses and commissions of $32.1 million and $4.7 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended March 31, 2019. GasLog’s total net pool performance is presented below:

	For the three months ended
	March 31, 2019	March 31, 2020
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	32,142	—
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(4,677)	—
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	(6,738)	—
GasLog’s total net pool performance	20,727	—

Voyage Expenses and Commissions:

Voyage expenses and commissions increased by 8.7%, or $0.6 million, from $6.9 million during the three-month period ended March 31, 2019 to $7.5 million during the three-month period ended March 31, 2020. The increase is primarily attributable to the increase in bunkers consumption of our vessels operating in the spot market.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 6.4%, or $2.1 million, from $33.0 million during the three-month period ended March 31, 2019 to $35.1 million during the three-month period ended March 31, 2020. The increase was mainly attributable to the increase in crew wages due to the delivery of the GasLog Warsaw on July 31, 2019 and increased scheduled technical and maintenance costs related to engine maintenance and costs related to dry-dockings, partially offset by the favorable movement of the Euro (“EUR”)/USD exchange rate. Daily operating costs per vessel decreased from $14,550 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended March 31, 2019 to $14,266 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended March 31, 2020.

Depreciation:

Depreciation increased by 4.8%, or $1.9 million, from $39.6 million during the three-month period ended March 31, 2019 to $41.5 million during the three-month period ended March 31, 2020. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the quarter ended March 31, 2020, compared to the same quarter in 2019, which was partially offset by the impairment charges recognized in the fourth quarter of 2019, which reduced the carrying value of steam turbine propulsion (“Steam”) vessels.

General and Administrative Expenses:

General and administrative expenses decreased by 7.7%, or $0.8 million, from $10.4 million during the three-month period ended March 31, 2019 to $9.6 million during the three-month period ended March 31, 2020. The decrease is mainly attributable to foreign exchange differences partially offset by the additional provisions for restructuring costs of $0.4 million. Daily general and administrative expenses per vessel, excluding the effect of the restructuring costs, decreased from $4,404 per vessel ownership day for the quarter ended March 31, 2019 to $3,601 per vessel ownership day for the quarter ended March 31, 2020.

Financial Costs:

Financial costs decreased by 9.0%, or $4.1 million, from $45.5 million during the three-month period ended March 31, 2019 to $41.4 million during the three-month period ended March 31, 2020. The decrease is mainly attributable to a decrease of $4.0 million in other financial costs mainly due to the net unrealized foreign exchange gains on cash and bonds, a decrease of $1.8 million in interest expense on loans, bonds and cash flow hedges and a decrease of $0.3 million in amortization of deferred loan fees mainly driven by a decrease in write-offs of unamortized loan and bond fees, which is partially offset by an increase of $1.9 million in loss arising on bond repurchase at premium. During the quarter ended March 31, 2020, we had an average of $3,138.3 million of outstanding indebtedness, with a weighted average interest rate of 4.6%, while during the quarter ended March 31, 2019, we had an average of $2,875.4 million of outstanding indebtedness having an aggregate weighted average interest rate of 5.3%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps.

Loss on Derivatives:

Loss on derivatives increased by $50.9 million, from a loss of $20.2 million during the three-month period ended March 31, 2019 to a loss of

$71.1 million during the three-month period ended March 31, 2020. The increase is mainly attributable to an increase of $50.1 million in loss from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a loss of $21.2 million for the quarter ended March 31, 2019, as compared to a loss of $71.3 million for the quarter ended March 31, 2020, and a decrease of $2.6 million in realized gain from interest rate swaps held for trading, partially offset by an increase of $1.2 million in the ineffective portion of cash flow hedges and a decrease of $0.7 million in realized loss on forward foreign exchange contracts held for trading.

Profit/(loss) for the Period:

Profit for the period decreased by $45.3 million, from a profit of $5.9 million for the three-month period ended March 31, 2019 to a loss of $39.4 million for the three-month period ended March 31, 2020, as a result of the aforementioned factors.

Loss Attributable to Owners of the Group:

Loss attributable to owners of the Group increased by $40.6 million, from a loss of $10.9 million for the three-month period ended March 31, 2019 to a $51.5 million loss for the three-month period ended March 31, 2020. The increase in loss attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above.

Customers

For the three-month period ended March 31, 2020, we received 62.3% of our revenues from Shell, 25.7% of our revenues from major LNG producers, 11.9% of our revenues from various charterers in the spot/short-term market and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the three-month period ended March 31, 2019, we received 68.9% of our revenues from Shell, 19.3% of our revenues from various charterers in the spot/short-term market, 11.7% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our ship-operating and general and administrative expenses, including dry-docking, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in USD.

As of March 31, 2020, GasLog had $252.2 million of cash and cash equivalents, of which $150.4 million was restricted cash, in relation to the amount drawn for the delivery of the GasLog Windsor until her delivery from the shipyard on April 1, 2020,  $52.6 million was held in time deposits and the remaining balance in current accounts. In addition, an amount of $81.2 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets.

On January 13, 2020, GasLog completed the partial exchange of $10.0 million of the outstanding 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) for new senior unsecured bonds due in 2024 (the “NOK 2024 Bonds”). On January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding senior unsecured bonds due May 2021 (the “NOK 2021 Bonds”) at a price of 104.0% of par value, resulting in a loss of $1.9 million.

On February 13, 2020, on March 13, 2020 and on March 18, 2020, GasLog drew down $23.3 million, $50.7 million and $26.0 million, respectively under the revolving credit facility of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). On March 26, 2020, GasLog drew $152.5 million under the facility signed on December 12, 2019 with an Export Credit Agency-backed debt financing of $1.1 billion with 13 international banks to provide the debt funding for its current newbuilding program (the “Newbuilding Facility”), to partially finance the delivery of the GasLog Windsor.

As of March 31, 2020, there was undrawn available capacity of $900.3 million under the Newbuilding Facility. In addition, there was unused availability of $2.0 million under the five-year amortizing revolving credit facility entered into by the Partnership on February 20, 2019 (the “2019 Partnership Facility”).

As of March 31, 2020, GasLog had an aggregate of $3.2 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $214.7 million was repayable within one year, and $203.1 million of lease liabilities, of which $9.7 million was payable within one year.

As of March 31, 2020, the total remaining balance of the contract prices of the seven LNG carriers on order was $1,085.4 million (including the GasLog Windsor which was delivered on April 1, 2020), which GasLog expects to be funded with the Newbuilding Facility, cash balances and cash from operations.

GasLog has hedged 42.4% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of March 31, 2020.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 6, 2020 and Note 9 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of March 31, 2020, GasLog’s current assets totaled $320.6 million, while current liabilities totaled $381.4 million, resulting in a negative working capital position of $60.8 million.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account current and expected volatile market conditions, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and bank borrowings under existing, refinanced or new debt facilities, as well as public equity or debt instruments, subject to a significant recovery in capital market conditions. We are continuing the process of refinancing our bank loans maturing in April and July 2021 and we are in discussion with our swaps counterparties in order to identify and execute measures to reduce cash collateral posted under the existing interest rate and cross currency swaps. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and comply with our bank loan and bond covenants for at least twelve months from the end of the reporting period, although there can be no assurance that we will be able to obtain such debt or equity financing or release of collateral on terms acceptable to us.

Cash Flows

Three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2020

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the three months ended
	March 31, 2019	March 31, 2020
Amounts in thousands of U.S. Dollars
Net cash provided by/(used in) operating activities	42,714	(30,185)
Net cash used in investing activities	(198,019)	(55,143)
Net cash provided by financing activities	43,592	75,949

Net Cash Provided by/(used in) Operating Activities

Net cash provided by operating activities decreased by $72.9 million, from $42.7 million during the three-month period ended March 31, 2019 to $30.2 million during the three-month period ended March 31, 2020. The decrease is mainly attributable to the movements of the working capital accounts which consist of an increase in cash collateral relating to swaps of $78.6 million, partially offset by a decrease of $3.2 million in remaining movements in working capital accounts. In addition, there was a net decrease of $3.8 million from the remaining movements, partially offset by an increase in total revenues (revenues and net pool allocation) of $6.0 million and a decrease of $0.3 million in cash paid for interest, including the interest paid for leases.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $142.9 million, from $198.0 million in the three-month period ended March 31, 2019 to $55.1 million in the three-month period ended March 31, 2020. The decrease is mainly attributable to a decrease of $155.2 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, partially offset by a net decrease of $10.5 million in cash from short-term investments in the three-month period ended March 31, 2020 compared to the same period of 2019, an increase of $1.0 million in net cash used in payments for right-of-use assets and a decrease of $0.8 million in cash from interest income.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $32.3 million, from $43.6 million in the three-month period ended March 31, 2019 to $75.9 million in the three-month period ended March 31, 2020. The increase is mainly attributable to a decrease of $302.1 million in bank loan and bond repayments, a decrease of $4.6 million in payments of loan issuance costs, an decrease of $3.6 million in dividend payments, a decrease of $0.8 million in cash used for purchases of treasury shares and a decrease of $0.7 million in payments for equity-related costs partially offset by a decrease of $273.3 million in proceeds in proceeds from borrowings, an increase of $4.1 million in payments for cross currency swaps’ termination, an increase of $1.9 million in payments for bond repurchase at a premium and an increase of $0.1 million in payments for lease liabilities.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and vessel utilization after March 31, 2020.

	Contracted Charter Revenues and Days from Time Charters
	After March 31,	For the years ending December 31,
	2020	2021	2022	2023	2024-2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	429.5	553.6	541.0	511.3	1,770.2	3,805.6
Total contracted days(1)	6,369	7,581	7,269	6,692	23,684	51,595
Total available days(2)	8,260	12,234	12,775	12,535	113,250	159,054
Total unfixed days(3)	1,891	4,653	5,506	5,843	89,566	107,459
Percentage of total contracted days/total available days	77.1%	62.0%	56.9%	53.4%	20.9%	32.4%

____________

(1)      Reflects time charter revenues and contracted days for eleven of our currently wholly owned ships, the 15 ships currently owned by the Partnership, the bareboat vessel and the seven newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)      Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after March 31, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the vessels that are operating in the spot term market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 6, 2020. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 6, 2020 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

GASLOG LTD.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and March 31, 2020

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2019	March 31, 2020
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	4	21,620	21,151
Deferred financing costs		11,592	10,886
Other non-current assets	7	24,221	58,787
Derivative financial instruments	17	3,572	—
Tangible fixed assets	5	4,427,065	4,401,977
Vessels under construction	5	203,323	252,319
Right-of-use assets	6	206,495	206,607
Total non-current assets		4,907,399	4,961,238
Current assets
Trade and other receivables		24,900	27,712
Dividends receivable and other amounts due from related parties	10	573	1,121
Derivative financial instruments	17	429	168
Inventories		8,172	11,038
Prepayments and other current assets		13,475	28,365
Short-term investments		4,500	—
Cash and cash equivalents	8	263,747	252,145
Total current assets		315,796	320,549
Total assets		5,223,195	5,281,787
Equity and liabilities
Equity
Preference shares	15	46	46
Share capital	15	810	810
Contributed surplus	15	760,671	746,073
Reserves		16,799	13,854
Treasury shares	15	(2,159)	(4,159)
Accumulated deficit		(87,832)	(139,311)
Equity attributable to owners of the Group		688,335	617,313
Non-controlling interests		961,518	946,861
Total equity		1,649,853	1,564,174
Current liabilities
Trade accounts payable		27,615	38,993
Ship management creditors		601	914
Amounts due to related parties	10	200	189
Derivative financial instruments	17	8,095	28,364
Other payables and accruals	14	136,242	88,580
Borrowings, current portion	9	255,422	214,700
Lease liability, current portion	6	9,363	9,694
Total current liabilities		437,538	381,434
Non-current liabilities
Derivative financial instruments	17	41,837	108,334
Borrowings, non-current portion	9	2,891,973	3,028,319
Lease liability, non-current portion	6	195,567	193,445
Other non-current liabilities		6,427	6,081
Total non-current liabilities		3,135,804	3,336,179
Total equity and liabilities		5,223,195	5,281,787

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended
	Note	March 31, 2019	March 31, 2020
Revenues	11	166,547	165,897
Net pool allocation		(6,738)	—
Voyage expenses and commissions		(6,917)	(7,473)
Vessel operating and supervision costs	13	(32,970)	(35,052)
Depreciation	5, 6	(39,599)	(41,497)
General and administrative expenses	12	(10,377)	(9,621)
Profit from operations		69,946	72,254
Financial costs	18	(45,507)	(41,441)
Financial income		1,459	468
Loss on derivatives	18	(20,244)	(71,124)
Share of profit of associates	4	245	406
Total other expenses, net		(64,047)	(111,691)
Profit/(loss) for the period		5,899	(39,437)
Attributable to:
Owners of the Group		(10,947)	(51,479)
Non-controlling interests	3	16,846	12,042
		5,899	(39,437)

Loss per share — basic and diluted	21	(0.17)	(0.67)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three months ended March 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2019	March 31, 2020
Profit/(loss) for the period		5,899	(39,437)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	17	(1,239)	(4,110)
Other comprehensive loss for the period		(1,239)	(4,110)
Total comprehensive income/(loss) for the period		4,660	(43,547)
Attributable to:
Owners of the Group		(12,186)	(55,589)
Non-controlling interests		16,846	12,042
		4,660	(43,547)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 15)	Preference shares (Note 15)	Contributed surplus (Note 15)	Reserves	Treasury shares (Note 15)	Retained earnings/(Accumulated deficit)	Attributable to owners of the Group	Non - controlling interests	Total
Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122
Opening adjustment(1)	—	—	—	—	—	215	215	128	343
Balance as of January 1, 2019	810	46	850,576	18,962	(3,266)	12,829	879,957	1,103,508	1,983,465
Equity offering costs	—	—	—	—	—	—	—	148	148
Dividend paid (common and preference shares)	—	—	(14,645)	—	—	—	(14,645)	(26,773)	(41,418)
Share-based compensation, net of accrued dividend (Note 20)	—	—	—	1,166	—	—	1,166	—	1,166
Treasury shares, net	—	—	—	—	(3,752)	—	(3,752)	—	(3,752)
(Loss)/profit for the period	—	—	—	—	—	(10,947)	(10,947)	16,846	5,899
Other comprehensive loss for the period	—	—	—	(1,239)	—	—	(1,239)	—	(1,239)
Total comprehensive (loss)/income for the period	—	—	—	(1,239)	—	(10,947)	(12,186)	16,846	4,660
Balance as of March 31, 2019	810	46	835,931	18,889	(7,018)	1,882	850,540	1,093,729	1,944,269

Balance as of December 31, 2019	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853
Other equity related costs	—	—	—	—	—	—	—	(5)	(5)
Dividend paid (common and preference shares) (Note 15)	—	—	(14,598)	—	—	—	(14,598)	(25,698)	(40,296)
Share-based compensation, net of accrued dividend (Note 20)	—	—	—	1,165	—	—	1,165	—	1,165
Treasury shares, net	—	—	—	—	(2,000)	—	(2,000)	(996)	(2,996)
(Loss)/profit for the period	—	—	—	—	—	(51,479)	(51,479)	12,042	(39,437)
Other comprehensive loss for the period	—	—	—	(4,110)	—	—	(4,110)	—	(4,110)
Total comprehensive (loss)/income for the period	—	—	—	(4,110)	—	(51,479)	(55,589)	12,042	(43,547)
Balance as of March 31, 2020	810	46	746,073	13,854	(4,159)	(139,311)	617,313	946,861	1,564,174

(1)	Restated so as to reflect an adjustment introduced due to the adoption of IFRS 16 Leases on January 1, 2019 (Note 2(a)).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2019	March 31, 2020
Cash flows from operating activities:
Profit/(loss) for the period		5,899	(39,437)
Adjustments for:
Depreciation		39,599	41,497
Share of profit of associates		(245)	(406)
Financial income		(1,459)	(468)
Financial costs		45,507	41,441
Unrealized foreign exchange losses on cash and cash equivalents		131	—
Unrealized loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	18	21,103	70,049
Share-based compensation	20	1,322	1,346
		111,857	114,022
Movements in working capital		(11,676)	(87,051)
Cash provided by operations		100,181	26,971
Interest paid		(57,467)	(57,156)
Net cash provided by/(used in) operating activities		42,714	(30,185)
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(220,549)	(59,685)
Return of capital expenditures		5,629	—
Payments for right-of-use assets		—	(980)
Dividends received from associate		538	450
Purchase of short-term investments		(10,000)	—
Maturity of short-term investments		25,000	4,500
Financial income received		1,363	572
Net cash used in investing activities		(198,019)	(55,143)
Cash flows from financing activities:
Proceeds from bank loans		525,805	252,525
Bank loan and bond repayments		(426,208)	(124,116)
Payment for bond repurchase at a premium		—	(1,937)
Payment of loan issuance costs		(7,780)	(3,188)
Payment of equity raising costs		(668)	—
Dividends paid		(41,418)	(37,780)
Payment for cross currency swaps’ (“CCS”) termination		—	(4,051)
Purchase of treasury shares		(3,751)	(2,996)
Payments for lease liability		(2,388)	(2,508)
Net cash provided by financing activities		43,592	75,949
Effects of exchange rate changes on cash and cash equivalents		(131)	(2,223)
Decrease in cash and cash equivalents		(111,844)	(11,602)
Cash and cash equivalents, beginning of the period		342,594	263,747
Cash and cash equivalents, end of the period		230,750	252,145

Non-cash investing and financing activities	18
Capital expenditures included in liabilities at the end of the period		15,550	22,007
Capital expenditures — Right-of-use assets		107	1,157
Equity raising costs included in liabilities at the end of the period		247	19
Loan issuance costs included in liabilities at the end of the period		251	1,409
Dividend declared included in liabilities at the end of the period		—	2,516
Liabilities related to leases at the end of the period		274	354

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, Stamford, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of March 31, 2020, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.7% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of March 31, 2020, GasLog held a 35.6% interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. As of March 31, 2020, the Group’s structure is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cubic meters “cbm”)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Lease asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	GasLog Windsor	April 2020
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant(2)	—	—	—
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2262	Q3 2020(1)
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Wales	Q2 2020(1)
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	Hull No. 2300	Q4 2020(1)
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	Hull No. 2301	Q4 2020(1)
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	Hull No. 2311	Q2 2021(1)
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	Hull No. 2312	Q3 2021(1)
GAS-thirty six Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty seven Ltd.	Bermuda	December 2018	Dormant	—	—	—
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw (2)	July 2019
35.6% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—

____________

(1)	For newbuildings, expected delivery quarters as of March 31, 2020 are presented.
(2)	In June 2019, the newbuilding GasLog Warsaw, delivered on July 31, 2019, was transferred from GAS-twenty nine Ltd. to the subsidiary GasLog Hellas-1 Special Maritime Enterprise.

On October 1, 2015, GasLog Carriers, Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) (“Pool Owners”) and The Cool Pool Limited signed an LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement” or “Cool Pool”) to market their vessels operating in the LNG shipping spot market. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited” or the “Pool Manager”, was incorporated in September 2015 acting as an agent. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and ceased to be a shareholder.

On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool, whereby GasLog would assume commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool and on June 28, 2019, GasLog transferred to Golar its 100 shares of the common capital stock of The Cool Pool Limited. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019 filed with the SEC on March 6, 2020.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2019 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2019.

On May 7, 2020, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account current and expected volatile market conditions, management anticipates that our primary sources of funds over the next 12 months will be available cash, cash from operations and bank borrowings under existing, refinanced or new debt facilities, as well as public equity or debt instruments, subject to a significant recovery in capital market conditions. We are continuing the process of refinancing our bank loans maturing in April and July 2021 and we are in discussion with our swaps counterparties in order to identify and execute measures to reduce cash collateral posted under the existing interest rate and cross currency swaps. Management believes that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with bank loan and bond covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that we will be able to obtain such debt or equity financing or release of collateral on terms acceptable to us.

The liquidity position and capital resources of the Company are set out on pages 23-24 of Exhibit 99.2 accompanying these unaudited condensed consolidated financial statements. The Company is continuing the process of refinancing its bank loans with its lenders in connection with the facilities due to mature in April and July 2021 which, if successfully completed, will remove all debt maturities until the maturity of the 8.875% senior unsecured notes (the “8.875% Senior Notes”) due in March 2022 , and all bank maturities until 2024. The main terms of the Company’s bank loan facilities are disclosed in Note 13 “Borrowings” of the Company’s annual consolidated financial statements for the year ended December 31, 2019 filed with the SEC on Form 20-F on March 6, 2020.

The principal risks and uncertainties facing the Company have been disclosed on pages 17-18 of Exhibit 99.2 accompanying these unaudited condensed consolidated financial statements, as well as in the Annual Report on Form 20-F filed with the SEC on March 6, 2020. The Company keeps under constant review the possible implications of the recent COVID-19 outbreak and the associated effects on the LNG shipping market to allow current assessments of the impact of the virus to be incorporated into the latest full-year estimates in order to identify risks to future liquidity and covenant compliance and to enable management to take corrective actions, if required.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments adopted in the current period with a material effect on the Group’s financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

3. Non-controlling Interest in GasLog Partners

The profit allocation to non-controlling interests is based on the distribution policy for available cash stated in the Partnership Agreement as amended after the elimination of the incentive distribution right (“IDRs”) as of June 30, 2019. Following the IDRs’ elimination, 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation has been applied to the Partnership’s earnings for the three months ended June 30, 2019 and onwards.

Allocation of GasLog Partners’ profit(*)	For the three months ended
	March 31, 2019	March 31, 2020
Partnership’s profit attributable to:
Common unitholders	12,529	6,446
General partner	255	141
IDRs	—	N/A
Paid and accrued preference equity distributions	7,582	7,582
Total	20,366	14,169
Partnership’s profit allocated to GasLog	3,520	2,127
Partnership’s profit allocated to non-controlling interests	16,846	12,042
Total	20,366	14,169

* Excludes profits of GAS-twelve Ltd. for the period prior to its transfer to the Partnership on April 1, 2019.

Dividends declared attributable to non-controlling interests included in the unaudited condensed consolidated statements of changes in equity represent cash distributions to holders of common and preference units.

In the three months ended March 31, 2020, the board of directors of the Partnership approved and declared cash distributions of $26,754 and $7,582 for the common units and preference units, respectively held by non-controlling interests.

4. Investment in Associates

The movements in investment in associates are reported in the following table:

March 31, 2020
As of January 1, 2020	21,620
Share of profit of associates	406
Dividend declared	(875)
As of March 31, 2020	21,151

5. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2020	5,314,348	25,164	5,339,512	203,323
Additions	13,567	153	13,720	48,996
Fully amortized dry-docking component	(7,742)	—	(7,742)	—
As of March 31, 2020	5,320,173	25,317	5,345,490	252,319

Accumulated depreciation
As of January 1, 2020	907,192	5,255	912,447	—
Depreciation expense	38,607	201	38,808	—
Fully amortized dry-docking component	(7,742)	—	(7,742)	—
As of March 31, 2020	938,057	5,456	943,513	—

Net book value
As of December 31, 2019	4,407,156	19,909	4,427,065	203,323
As of March 31, 2020	4,382,116	19,861	4,401,977	252,319

Vessels with an aggregate carrying amount of $4,382,116 as of March 31, 2020 (December 31, 2019: $4,407,156) have been pledged as collateral under the terms of the Group’s loan agreements.

On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it would have access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into an Floating Storage and Regasification Units (“FSRU”) whereby such conversion work would be undertaken by Keppel Shipyard Limited (“Keppel”). GasLog was only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the LLIs had not been utilized in a GasLog vessel conversion within three years from November 2016, the items might be put to GasLog at 85% of the original cost, or GasLog might call for the purchase of such LLIs at 115% of the original cost. On February 7, 2020, GasLog paid $17,625 for the acquisition of such LLIs, following the expiration of the arrangement.

Vessels under construction

GasLog has the following newbuildings on order at Samsung:

LNG Carrier	Date of agreement	Estimated delivery	Cargo Capacity (cbm)
GasLog Windsor	January 2018	Q2 2020(1)	180,000
GasLog Wales	March 2018	Q2 2020	180,000
Hull No. 2262	May 2018	Q3 2020	180,000
Hull No. 2300	August 2018	Q4 2020	174,000
Hull No. 2301	August 2018	Q1 2021	174,000
Hull No. 2311	December 2018	Q2 2021	180,000
Hull No. 2312	December 2018	Q3 2021	180,000

(1) The vessel was delivered on April 1, 2020 (Note 22)

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of March 31, 2020, the Group has paid to the shipyard $244,011 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 16).

The vessels under construction costs as of December 31, 2019 and March 31, 2020 are as follows:

	December 31, 2019	March 31, 2020
Progress shipyard installments	197,637	244,011
Onsite supervision costs	3,879	4,847
Critical spare parts, equipment and other vessel delivery expenses	1,807	3,461
Total	203,323	252,319

6. Leases

The movements in right-of use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessel Equipment	Properties	Other	Total
As of January 1, 2020	200,032	1,857	4,550	56	206,495
Additions	1,964	262	516	59	2,801
Depreciation expense	(1,952)	(291)	(429)	(17)	(2,689)
As of March 31, 2020	200,044	1,828	4,637	98	206,607

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2020	204,930
Additions	836
Lease charge (Note 18)	2,549
Payments	(5,176)
As of March 31, 2020	203,139
Lease liability, current portion	9,694
Lease liability, non-current portion	193,445
Total	203,139

An amount of $151 has been recognized in the unaudited condensed consolidated statement of profit or loss for the three months ended March 31, 2020, which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liabilities.

7. Other Non-Current Assets

Other non-current assets consist of the following:

	December 31, 2019	March 31, 2020
Various guarantees	388	371
Other long-term assets	1,613	1,526
Cash collaterals on swaps	22,220	56,890
Total	24,221	58,787

Cash collaterals on swaps represent cash deposited for the Group’s interest rate swaps, being the difference between their fair value and an agreed threshold. An amount of $24,310 of cash collaterals has been included in Prepayments and other current assets.

8. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31, 2019	March 31, 2020
Current accounts	113,655	48,323
Time deposits (with original maturities of three months or less)	149,491	52,558
Ship management client accounts	601	914
Restricted cash	—	150,350
Total	263,747	252,145

Restricted cash represents the cash in relation to the amount drawn for the delivery of the GasLog Windsor until her delivery from the shipyard on April 1, 2020 (Note 22).

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

9. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2019	March 31, 2020
Amounts due within one year	268,090	227,404
Less: unamortized deferred loan/bond issuance costs	(12,668)	(12,704)
Borrowings, current portion	255,422	214,700
Amounts due after one year	2,930,221	3,066,700
Less: unamortized premium	1,457	1,292
Less: unamortized deferred loan/bond issuance costs	(39,705)	(39,673)
Borrowings, non-current portion	2,891,973	3,028,319
Total	3,147,395	3,243,019

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2019 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 13 “Borrowings”.

During the three months ended March 31, 2020, the Group drew down $100,000 under the revolving credit facility of the credit agreement of up to $1,050,000 entered into on July 19, 2016 (the “Legacy Facility Refinancing”) and $152,525 under the Newbuilding Facility to partially finance the delivery of the GasLog Windsor. In addition, the Group repaid $81,057 in accordance with the repayment terms under its loan facilities.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 13 “Borrowings”.

On January 13, 2020 GasLog completed the exchange of $10,000 for the partial exchange of the outstanding 8.875% Senior Notes and, on January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding NOK 2021 Bonds at a price of 104.0% par value resulting in a loss of $1,937.

The carrying amount under the NOK bond maturing in 2024 (the “NOK 2024 Bond”), net of unamortized financing costs, as of March 31, 2020 is $84,177 (carrying amount under the NOK 2021 Bonds and the NOK 2024 Bonds as of December 31, 2019: $149,433) while their fair value is $61,671 based on a USD/NOK exchange rate of 0.0952 as of March 31, 2020 (December 31, 2019: $157,383, based on a USD/NOK exchange rate of 0.1134).

The carrying amount under the 8.875% senior unsecured notes due in 2022, net of unamortized financing costs and premium as of March 31, 2020 is $313,146 (December 31, 2019: $322,938).

The Group was in compliance with its financial covenants as of March 31, 2020.

10. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2019	March 31, 2020
Dividends receivable from associate	450	875
Other receivables	123	246
Total	573	1,121

Current Liabilities

Amounts due to related parties

	December 31, 2019	March 31, 2020
Ship management creditors	328	641
Amounts due to related parties	200	189

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $189 as of March 31, 2020 (December 31, 2019: $200) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

11. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the three months ended
	March 31, 2019	March 31, 2020
Revenues from fixed rate time charters	134,211	134,157
Revenues from variable rate time charters	—	31,548
Revenues from The Cool Pool Limited (GasLog vessels)	32,142	—
Revenues from vessel management services	194	192
Total	166,547	165,897

Revenues from The Cool Pool Limited relate only to the pool revenues received from GasLog’s vessels operating in the Cool Pool and do not include the Net pool allocation to GasLog of ($6,738) for the three months ended March 31, 2019, which is recorded as a separate line item in the Profit or Loss Statement.

Following the exit from the Cool Pool, management allocates revenues from time charters to two categories: (a) variable rate charters and (b) fixed rate charters. The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period.

12. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2019	March 31, 2020
Employee costs*	5,299	5,434
Share-based compensation (Note 20)	1,201	1,253
Other expenses	3,877	2,934
Total	10,377	9,621

*Employee costs include restructuring costs of $236 pursuant to management’s decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office.

13. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the three months ended
	March 31, 2019	March 31, 2020
Crew wages and vessel management employee costs	19,611	20,388
Technical maintenance expenses	8,528	9,721
Other vessel operating expenses	4,831	4,943
Total	32,970	35,052

14. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2019	March 31, 2020
Unearned revenue	48,183	6,113
Accrued off-hire	6,968	10,815
Accrued purchases	9,759	16,687
Accrued interest	36,746	19,984
Other accruals	34,586	34,981
Total	136,242	88,580

15. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of March 31, 2020, the share capital consisted of 80,547,751 issued and outstanding common shares, par value $0.01 per share, 445,375 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The movements in the number of shares, the share capital, the preference shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of	Number of	Number of
	common shares	treasury shares	preference shares	Share capital	Preference shares	Contributed surplus	Treasury shares
Outstanding as of January 1, 2020	80,871,670	121,456	4,600,000	810	46	760,671	(2,159)
Purchase of treasury shares	(323,919)	323,919	—	—	—	—	(2,000)
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(14,598)	—
Outstanding as of March 31, 2020	80,547,751	445,375	4,600,000	810	46	746,073	(4,159)

The treasury shares were acquired by GasLog in relation to the share-based compensation (Note 20).

Dividend distribution

On February 5, 2020, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on March 12, 2020 to shareholders of record as of March 2, 2020 for a total amount of $12,082.

On March 12, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in the aggregate, payable on April 1, 2020 to holders of record as of March 31, 2020. GasLog paid the declared dividend to the transfer agent on April 1, 2020.

16. Commitments and Contingencies

(a) Commitments relating to the vessels under construction (Note 5) as of March 31, 2020 payable to Samsung were as follows:

March 31, 2020
Period
Not later than one year	783,615
Later than one year and not later than three years	301,760
Total	1,085,375

(b) Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 6), as of March 31, 2020 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	March 31, 2020
Not later than one year	379,048
Later than one year and not later than two years	300,538
Later than two years and not later than three years	277,014
Later than three years and not later than four years	256,722
Later than four years and not later than five years	207,641
Later than five years	502,886
Total	1,923,849

Future gross minimum lease payments disclosed in the above table excludes the lease payments of the vessels that are under construction.

(c)     Related to the acquisition of six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate initial value of $8,000 of which depot spares with value of $660 have been purchased and paid as of March 31, 2020 and are included in Tangible fixed assets (Note 5) with the remaining spares expected to be acquired and paid in second quarter of 2020.

(d)    In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. in respect of eight additional GasLog LNG carriers. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

(e)     In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of March 31, 2020, ballast water management systems had been installed on six out of the nineteen vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

17. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2019	March 31, 2020
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	18	—
Forward foreign exchange contracts	389	168
Derivative assets designated and effective as hedging instruments carried at fair value
Cross-currency swaps	3,594	—
Total	4,001	168
Derivative financial instruments, current assets	429	168
Derivative financial instruments, non-current assets	3,572	—
Total	4,001	168

The fair value of the derivative liabilities is as follows:

	December 31, 2019	March 31, 2020
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	49,891	119,854
Forward foreign exchange contracts	41	1,171
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	—	15,673
Total	49,932	136,698
Derivative financial instruments, current liability	8,095	28,364
Derivative financial instruments, non-current liability	41,837	108,334
Total	49,932	136,698

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2019	March 31, 2020
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC Bank plc (“HSBC”)	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank Finland (“Nordea”)	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB (“SEB”)	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	100,000	100,000
GasLog	Nordea	Feb 2017	Feb 2017	Mar 2022	2.0145%	100,000	100,000
GasLog	ABN Amro Bank NV (“ABN”)	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog	Nordea	May 2018	July 2020	July 2026	3.070%	N/A	N/A
GasLog	Nordea	May 2018	May 2018	July 2026	2.562%	66,667	66,667
GasLog	SEB	May 2018	July 2020	July 2024	3.025%	N/A	N/A
GasLog	SEB	May 2018	Apr 2018	July 2025	2.300%	50,000	50,000
GasLog	DNB	May 2018	July 2020	July 2024	3.056%	N/A	N/A
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	73,333
GasLog	HSBC	May 2018	Apr 2018	July 2024	2.475%	33,333	33,333
GasLog	HSBC	May 2018	Apr 2018	July 2025	2.550%	33,333	33,333

GasLog	Citibank Europe Plc. (“CITI”)	May 2018	July 2020	July 2024	3.082%	N/A	N/A
GasLog	CITI	May 2018	July 2021	July 2025	3.095%	N/A	N/A
GasLog	SEB	December 2018	October 2018	July 2026	2.745%	50,000	50,000
GasLog	Nordea	December 2018	October 2018	July 2028	2.793%	66,667	66,667
GasLog	DNB	December 2018	January 2019	July 2025	2.685%	73,333	73,333
GasLog	SEB	December 2018	July 2020	July 2024	2.958%	N/A	N/A
GasLog	Nordea	December 2018	July 2020	July 2024	2.937%	N/A	N/A
GasLog	DNB	December 2018	April 2020	April 2025	2.979%	N/A	N/A
					Total	1,170,000	1,170,000

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three months ended March 31, 2020 amounted to a net loss of $69,980 (for the three months ended March 31, 2019: a net loss of $20,754), which was recognized against profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three months ended March 31, 2020, the net loss of $69,980 derived from changes in the LIBOR curve as well as modifications of the Group’s interest swap portfolio that includes interest rate swap agreements with maturities out to 2028.

Cross currency swap agreements

The Group entered into CCSs which converted the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity with respect to the NOK 2021 Bonds and maintains CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a floating interest rate and principal on maturity with respect to NOK 2024 Bonds, in order to hedge the Group’s exposure to fluctuations deriving from Norwegian Krone (“NOK”).

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2019	March 31, 2020
GasLog(1)	DNB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog(1)	SEB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog(1)	Nordea Bank Finland	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
					Total	98,550	98,550

(1) On November 27, 2019, in conjunction with the issuance of the NOK 2024 Bonds, the Group entered into these CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds.

For the three months ended March 31, 2020, the effective portion of changes in the fair value of CCSs amounting to a loss of $20,767 has been recognized in Other comprehensive income (for the three months ended March 31, 2019: a loss of $697). For the three months ended March 31, 2020, a loss of $217 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (for the three months ended March 31, 2019: a loss of $162). Additionally, for the three months ended March 31, 2020, a gain of $16,440 was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of March 31, 2020 (for the three months ended March 31, 2019: a loss of $704).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”), Euros (“EUR”), Singapore dollars (“SGD”) and Japanese Yen (“JPY”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR or SGD or JPY to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	ABN	August 2019	3	April-June 2020	1.2246-1.2272	£1,500
					Total	£1,500

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	Citibank	August 2019	3	April-June 2020	1.1311-1.1358	€3,000
GasLog	ABN	November 2019	9	April-December 2020	1.1283-1.1452	€9,000
GasLog	Citibank	November 2019	9	April-December 2020	1.1279-1.1444	€9,000
GasLog	HSBC	November 2019	4	Sept-December 2020	1.1348-1.1410	€4,000
GasLog	SEB	November 2019	4	Sept-December 2020	1.1357-1.1419	€4,000
GasLog	OCBC	November 2019	5	April-August 2020	1.1305	€10,000
					Total	€39,000

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/SGD)	Total Exchange Amount (in thousands)
GasLog	OCBC	November 2019	6	April-September 2020	1.3524	S$3,000
GasLog	Citibank	February 2020	6	April-September 2020	1.3861-1.3875	S$6,000
					Total	S$9,000

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/JPY)	Total Exchange Amount (in thousands)
GasLog	Citibank	December 2019	1	November 2020	107.3409	JP¥ 29,397
					Total	JP¥ 29,397

The derivative instruments listed above were not designated as cash flow hedging instruments as of March 31, 2020. The change in the fair value of these contracts for the three months ended March 31, 2020 amounted to a net loss of $1,352 (for the three months ended March 31, 2019: net loss of $397), which was recognized against profit or loss in the period incurred and is included in Loss on derivatives.

18. Financial Costs and Loss on Derivatives

An analysis of financial costs and loss on derivatives is as follows:

	For the three months ended
	March 31, 2019	March 31, 2020
Amortization and write-off of deferred loan issuance costs	4,161	3,817
Interest expense on loans	30,591	26,826
Interest expense on bonds and realized loss on CCS	7,483	9,484
Lease charge	2,629	2,549
Loss arising on bond repurchase	—	1,937
Other financial costs, net	643	(3,172)
Total financial costs	45,507	41,441

Unrealized loss on derivative financial instruments held for trading (Note 17)	21,150	71,332
Realized (gain)/loss on interest rate swaps held for trading	(1,735)	869
Realized loss on forward foreign exchange contracts held for trading	876	206
Ineffective portion of cash flow hedges	(47)	(1,283)
Total loss on derivatives	20,244	71,124

19. Cash Flow Reconciliations

The reconciliation of the Group’s non-cash investing and financing activities for the periods ended March 31, 2019 and March 31, 2020 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive loss	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	2,828,459	—	—	—	—	2,828,459
Proceeds from bank loans	—	525,805	—	—	—	525,805
Bank loan repayments	—	(426,208)	—	—	—	(426,208)
Additions in deferred loan fees	—	(7,780)	—	155	(4,576)	(12,201)
Amortization and write-off of deferred loan issuance costs	—	—	—	4,161	—	4,161
Retranslation of the 2021 NOK Bonds in USD	—	—	705	—	—	705
Borrowings outstanding as of March 31, 2019	2,828,459	91,817	705	4,316	(4,576)	2,920,721

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2020	3,147,395	—	—	—	—	3,147,395
Proceeds from bank loans and bonds	—	252,525	—	—	—	252,525
Bank loan and bond repayments	—	(124,116)	—	(8,063)	—	(132,179)
Payment for bond repurchase at a premium	—	(1,937)	—	—	—	(1,937)
Additions in deferred loan fees	—	(3,188)	—	(92)	(706)	(3,986)
Amortization of deferred loan issuance costs and premium	—	—	—	3,817	—	3,817
Retranslation of the 2021 NOK Bonds in USD	—	—	(16,440)	(6,176)	—	(22,616)
Borrowings outstanding as of March 31, 2020	3,147,395	123,284	(16,440)	(10,514)	(706)	3,243,019

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive loss	Non-cash items	Total
Net derivative assets as of January 1, 2019	3,096	—	—	—	3,096
Unrealized loss on derivative financial instruments held for trading (Note 18)	—	—	—	(21,150)	(21,150)
Ineffective portion of cash flow hedges (Note 18)	—	—	—	47	47
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(536)	—	(536)
Net derivative assets/(liabilities) as of March 31, 2019	3,096	—	(536)	(21,103)	(18,543)

	Opening balance	Cash flows	Other comprehensive loss	Non-cash items	Total
Net derivative liabilities as of January 1, 2020	(45,931)	—	—	—	(45,931)
Unrealized loss on derivative financial instruments held for trading (Note 18)	—	—	—	(71,332)	(71,332)
Ineffective portion of cash flow hedges (Note 18)	—	—	—	1,283	1,283
Payment for CCS termination	—	(4,051)	—	4,051	—
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(20,550)	—	(20,550)
Net derivative liabilities as of March 31, 2020	(45,931)	(4,051)	(20,550)	(65,998)	(136,530)

A reconciliation of tangible fixed assets and vessels under construction arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2019	4,482,857	—	—	4,482,857
Additions	—	220,550	(4,440)	216,110
Returns for capital expenditures	—	(5,629)	—	(5,629)
Depreciation expense	—	—	(37,082)	(37,082)
Tangible fixed assets and vessels under construction as of March 31, 2019	4,482,857	214,921	(41,522)	4,656,256

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2020	4,630,388	—	—	4,630,388
Additions (Note 5)	—	59,685	3,031	62,716
Depreciation expense (Note 5)	—	—	(38,808)	(38,808)
Tangible fixed assets and vessels under construction as of March 31, 2020	4,630,388	59,685	(35,777)	4,654,296

A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	213,374	—	—	213,374
Lease charge (Note 18)	—	—	2,629	2,629
Additions	—	—	1,064	1,064
Payments for interest	—	(2,633)	—	(2,633)
Payments for lease liability	—	(2,388)	13	(2,375)
Lease liabilities as of March 31, 2019	213,374	(5,021)	3,706	212,059

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2020	204,930	—	—	204,930
Lease charge (Note 18)	—	—	2,549	2,549
Additions	—	—	836	836
Payments for interest	—	(2,542)	—	(2,542)
Payments for lease liability	—	(2,508)	(126)	(2,634)
Lease liabilities as of March 31, 2020	204,930	(5,050)	3,259	203,139

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Equity offering costs	(668)	820	152
Net proceeds from equity offerings in the period ended March 31, 2019	(668)	820	152

	Cash flows	Non-cash items	Total
Equity offering costs	—	(5)	(5)
Net payments from equity offerings in the period ended March 31, 2020	—	(5)	(5)

20. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively the “SARs”) and the terms of the GasLog Partners’ 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”)  have been disclosed in Note 22 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2019.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2020	367,162	—	1.16	5,988
Forfeited during the period	(1,059)	—	—	(17)
Outstanding as of March 31, 2020	366,103	—	0.91	5,971
SARs
Outstanding as of January 1, 2020	2,630,173	14.46	6.53	11,367
Forfeited during the period	(1,085)	—	—	(6)
Expired during the period	(17,326)	—	—	(71)
Outstanding as of March 31, 2020	2,611,762	14.47	6.28	11,290

As of March 31, 2020, 1,901,763 SARs have vested but have not been exercised.

As of March 31, 2020, there were 76,467 RCUs and 76,467 PCUs outstanding (December 31, 2019: 76,467 RCUs and 76,467 PCUs).

The total expense recognized in respect of share-based compensation for the three months ended March 31, 2020 was $1,346 (for the three months ended March 31, 2019: $1,322). The total accrued cash distribution as of March 31, 2020 is $1,357 (December 31, 2019: $1,176).

21. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(losses) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(losses) and share data used in the basic and diluted earnings per share computations:

	For the three months ended
	March 31, 2019	March 31, 2020
Basic loss per share
Loss for the period attributable to owners of the Group	(10,947)	(51,479)
Less:
Dividend on preference shares	(2,516)	(2,516)
Loss for the period available to owners of the Group	(13,463)	(53,995)
Weighted average number of shares outstanding, basic	80,825,637	80,706,008
Basic loss per share	(0.17)	(0.67)
Diluted loss per share
Loss for the period available to owners of the Group used in the calculation of diluted loss per share	(13,463)	(53,995)
Weighted average number of shares outstanding, basic	80,825,637	80,706,008
Dilutive potential ordinary shares	—	—
Weighted average number of shares used in the calculation of diluted loss per share	80,825,637	80,706,008
Diluted loss per share	(0.17)	(0.67)

The Group excluded the dilutive effect of 2,611,762 SARs and 366,103 RSUs (March 31, 2019: 2,372,163 SARs and 488,173 RSUs) in calculating diluted EPS for the three months ended March 31, 2020, as they were anti-dilutive.

22. Subsequent Events

On April 1, 2020, GasLog took delivery of the GasLog Windsor, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung.

On April 3, 2020, GasLog Partners issued 46,843 common units in connection with the vesting of 25,551 RCUs and 21,292 PCUs under the GasLog Partners’ Plan.

On May 6, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share payable on May 28, 2020 to shareholders of record as of May 18, 2020.